UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2013

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2013
EDAP TMS S.A.

/s/ ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER

May 21, 2013
Dear EDAP Shareholders,

EDAP has achieved many significant milestones over the past year. Almost without exception, the economic circumstances in the countries we operate in remain challenging. Yet, through the tremendous energy and effort from all the EDAP teams around the world, we achieved significant growth in revenues in 2012, concluded the follow-up phase of our US clinical trial for Ablatherm-HIFU and refocused our activities on the US market by relocating our Chief Executive Officer to the United States.

2012 was a record breaking year for EDAP in lithotripsy sales. We attribute much of this success to our strategy of having a wide range of products that address most of market segments and enable greater market penetration. Specifically, 2012 was a great year for our operations in Asia, and our activities gained significant traction in the Middle East.

We have been growing our lithotripsy business in the recent years because of our commitment and capacity for innovation. We have clearly demonstrated this over the past few years as we built a range of innovative products with our current range of lithotriptors including our Sonolith i-move and Sonolith i-sys. They represent not only a very innovative offering on the market but also a wide range of options and solutions. This record of innovation, combined with an aggressive and effective market penetration strategy, has led to a record 2012 year for EDAP.  As we continue to expand our presence around the world, we work at maintaining this trend.

Turning to our HIFU (“High Intensity Focused Ultrasound”) division and our US ENLIGHT clinical trial, in 2012 we completed the 2-year patient follow-up phase and conducted in-depth analysis of the data and resulting statistics in order to provide the U.S. Food and Drug Administration (“FDA”) with the most comprehensive data.  On January 31, 2013, we submitted our Pre-Market Approval (“PMA”) file to the FDA for our Ablatherm device and on March 26, 2013, we received confirmation from the FDA that our PMA submission contained all of the information needed to proceed with the substantive review. With this major milestone completed, we have now entered the substantive review phase for Ablatherm-HIFU.  Since the start of our clinical trial, we have strived to maintain close communication with the FDA. We will continue to provide the agency with timely communications in order to support their review process.

We recently announced a new addition to our HIFU offering: a new robotic HIFU device for focal therapy of prostate cancer called Focal.One.  Focal.One is the first device dedicated to the focal approach in prostate cancer therapy.  We officially launched Focal.One at the 28th Annual European Urology Association (EAU) Congress in Milan, Italy, in March 2013 where we saw tremendous interest in the device.  Focal.one, in combination with our existing Ablatherm device, provides the company with a full range of innovative HIFU offerings. This is in line with our global strategy of covering most segments of the markets within which we operate. It allows us to expand our business and answer the treatment needs of most types of urologists and patients with localized prostate cancer.

Finally, in 2012, we achieved major financial milestones by gradually streamlining our capital structure. We restructured and reduced the amount of outstanding bonds to $8 million. Also, we very recently launched a $ 12 million fund raise which will allow us to further strengthen our financial profile, as well to accelerate our investments in preparation for our market entry in the U.S. with Ablatherm-HIFU.

Based on these achievements, we are pleased to convene our shareholders in a General Meeting on June 17, 2013 and would like to take this opportunity to request your support for the attached resolutions.

You will be requested to vote for resolutions submitted to (i) the Ordinary General Meeting of Shareholders and to the (ii) Extraordinary General Meeting of Shareholders.

Resolutions relevant to the Ordinary General Meeting (Resolutions 1 to 4) include approval of the Company’s 2012 fiscal year accounts, related corporate activity approvals and allocation of Board fees. We invite you to read the Company’s Form 20-F Report relating to the 2012 fiscal year available on the Company’s website www.edap-tms.com, Investor Relations section.

Resolutions relating to the Extraordinary General Meeting relate mainly to the renewal of the resolutions that you previously authorized in last year’s General Meeting. The resolutions, in accordance with French and international standards and in the interest of the Company, aim at providing the Company with the ongoing flexibility to develop its business in the months and years to come.

To that end, we submit for your approval the renewal of various financial delegations to your Board of Directors (Resolutions 6 to 9), which would allow it, if need be, to implement share capital increases, with or without preferential subscription rights. The maximum aggregate nominal amount of share capital increases that may be carried out, pursuant to the delegations we propose you to grant to your Board of Directors, would be renewed at 1,300,000 euros, i.e., a maximum possible number of 10,000,000 shares with a nominal amount of 0.13 euros each (Resolution 5).

While the Company was recently able to raise funds in good conditions, we believe that that these authorizations are necessary to ensure that the Company has the flexibility to conduct its business and seize future opportunities. The Board of Directors and I remain committed to making sure that the use, if any, of these authorizations will be thoroughly reviewed in light of the ultimate interest of the Company’s Shareholders.

In the name of the Board of Directors of EDAP,
I wish to thank you for your continued support.
Sincerely,

Philippe CHAUVEAU
Chairman of the Board
EDAP TMS SA

EDAP TMS
A corporation with a share capital of 2,492,255.74 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204 R.C.S.

Vaulx-en-Velin, May 20, 2013

NOTICE

On Monday June 17, 2013, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters
4, rue du Dauphiné,
69120 Vaulx-en-Velin, France
to consider the following agenda:

AGENDA OF THE ORDINARY SHAREHOLDERS’ MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31, 2012; reading of the Board of Directors' special reports pursuant to Articles L. 225-129-5 and L.225-184 paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2012; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (US GAAP) for the fiscal year ended December 31, 2012; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31, 2012;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

5.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

6.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

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8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of one particular  category of persons who meet certain specified characteristics;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

Yours sincerely,

The Board of Directors

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction Form is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction Form is improperly completed or blank, or if the voting instructions included in the voting Instruction Form are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

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EDAP TMS
A corporation with a share capital of 2,492,255.74 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204

Report of the Board of Directors to the Ordinary and
Extraordinary General Meeting of June 17, 2013

Ladies and Gentlemen,

We have called this Ordinary and Extraordinary Shareholders’ Meeting to vote on the following agenda:

AGENDA OF THE ORDINARY SHAREHOLDERS’ MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31, 2012; reading of the Board of Directors' special reports pursuant to Articles L. 225-129-5 and L.225-184 paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended on December 31, 2012; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (US GAAP) for the fiscal year ended December 31, 2012; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31, 2012;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

5.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

6.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of one particular category of persons who meet certain specified characteristics;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Management report on the Company’s activity for the fiscal year ended December 31, 2012:

We invite you to read the management report of the Board of Directors available pursuant to French laws and regulations and the Company’s 2012 Annual Report on the 2012 consolidated accounts, which is available on the Company’s website www.edap-tms.com, in the “Investor Relations” section, to have a detailed view of our 2012 activity, significant events which occurred since January 1, 2013 and future prospects.

While remaining committed and focused on the development of its activities in the United States, the Company has decided not to have a majority of U.S. residents and/or citizens as members of its Board of Directors given the impact on EDAP’s status as a “Foreign Private Issuer” with regards to U.S. law. In that respect, during the Board of Directors’ meeting on May 15, 2013, Marc Oczachowski, currently a U.S. resident, informed the Board of Directors of his resignation from his mandate as Director, with immediate effect, which was acknowledged by the Board of Directors.

DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Prior to examining the various proposals submitted to your approval, please find below a summary of the reasons that have led us to call the extraordinary general meeting.

On June 25, 2012, we convened you to submit to you certain resolutions allowing us to seize financing opportunities in order to strengthen the Company’s financial structure. We hereby wish to renew and extend the validity of some of these delegations granted to the Board of Directors as some of these delegations terminate in November 2013.

In accordance with French and international standards and in the interest of the Company, in the view of its development, it seems appropriate to us to renew various financial delegations to your Board of Directors (resolutions 6 to 9) granted to the Board of Directors to implement share capital increases, immediately or in the future, with or without preferential subscription rights, with the same objective of responding to opportunities which may arise and thus allow the Company to strengthen its equity capital.

In addition, in line with the Company’s profit-sharing policy in favor of its employees, we submit a delegation of authority to be granted to your Board of Directors so that it may carry out a share capital increase for the benefit of participants in the Company’s employee savings scheme (resolution 10).

The maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations we propose you to grant to your Board of Directors would be set at 1,300,000 euros, i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euros each (resolution 5).

This amount would be an aggregate maximum which would be the same for all resolutions providing for share capital increases. To this amount must be added, if need be, the additional amount of the shares or securities to be further issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

Please also note that the delegations granted pursuant to resolutions 5, 6, 7, 8 and 9 will replace the previously granted delegations having the same purpose.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next shareholders’ general meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For each of the delegations submitted to your approval, the reports established by the Company’s statutory auditor will be read to you.

We propose to hereinafter review each of the resolutions submitted to your approval in the Extraordinary Shareholders’ Meeting:

2.	Financial delegations to be granted to the board of directors

Resolution 5 enables to set the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the delegations submitted to your vote at 1,300,000 euros, i.e., a maximum of 10,000,000 shares to be issued with a nominal value of 0.13 euro each.

The four delegations of authority submitted to your approval (resolutions 6 to 9) will allow the Board of Directors to respond to any capital-raising opportunities which would prove necessary in order to finance the development of the Company.

The Board of Directors would have all powers to implement these delegations, in accordance with applicable law and the Company’s by-laws, in order, without limiting the generality hereof, to set the dates, the terms and conditions of any issuance, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall, in particular, determine the amount to be issued, set the date of dividend rights, including retroactive, for the shares or securities giving access to the share capital or debt securities to be issued, determine the method of paying-up and, if need be, the strike price, the exercise period of the securities, or the terms of the exercise of the rights for exchange, conversion, repayment or attribution by other manner of shares or securities giving access to the share capital, subject to the limits set in the delegations submitted to your approval.

The Board of Directors would have all powers to implement these delegations, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or, as the case may be, to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto.

For the purposes hereof, the Board of Directors asks you to approve or renew the resolutions mentioned below, using the legal mechanism of delegation of authority, and to delegate your authority to it in order to:

-
increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to allocation of debt securities, with preservation of the Company’s shareholders' preferential subscription rights (resolution 6)

-
increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to allocation of debt securities, with cancellation of the Company’s shareholders' preferential subscription rights, by means of a public offering (resolution 7)

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of one or several categories of persons who meet certain specified characteristics, being specified that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital) will be set in accordance with usual market practices, by reference to the price offered to institutional investors in the context of said global placement, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ (resolution 8).

Pursuant to this resolution 8, you are asked to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares to the new or existing investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

A.
(i)
institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.) ; and

(ii)	specialized or skilled in the health care or biotechnologies areas or specialized in investing in companies with high growth potential; and
(iii)
which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.
any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of practitioners using the Company’s technologies who meet certain specified characteristics, or commercial partners, or patients who have benefited from treatments using technologies developed by the Company, being specified that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital) will be set in accordance with usual market practices, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ (resolution 9).

In this resolution, you are asked to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included): practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the shares, subject to compliance with the applicable laws and professional ethics, commercial partners who contracted with the Company within the last 24 months or patients who benefited from technologies developed by the Company within the last 10 years.

3.	DELEGATION TO BE GRANTED IN THE SCOPE OF THE PROFIT-SHARING PLAN IN FAVOR OF THE COMPANY’S EMPLOYEES

In line with the Company’s profit-sharing policy in favor of its employees, we submit a delegation of authority to be granted to your Board of Directors so that it may carry out a share capital increase for the benefit of participants in the Company’s employee savings scheme (resolution 10).

We propose to you below to review the delegation detailed in the draft resolutions (resolution 10), and for which the report established by the Company’s statutory auditor will be read to you.

The Board of Directors asks this general meeting to vote on the resolution mentioned below and to delegate its authority to the Board of Directors to decide for a maximum amount of 42,549 euros, one or several capital increases by issuance of ordinary shares of the Company reserved for participants in the Company’s employee savings scheme (resolution 10). This last resolution is submitted to you pursuant to the provisions of articles L. 3332-20 of the French Labor code.

This final resolution is submitted to you pursuant to the provisions of Article L.225-129-6 of the French Commercial Code.

In this context, we ask you to vote on the aforementioned resolutions whose text is proposed to you by your Board of Directors.

                                     The Board of Directors

This document and the draft resolutions that it refers to and will be submitted for your approval are not an offer to purchase, or a solicitation of an offer to buy shares or any other securities of the Company.

This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS
A corporation with a share capital of 2,492,255.74 euros
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné - 69120 Vaulx en Velin, France
Lyon Registry of Commerce 316 488 204

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING'S HELD ON JUNE 17, 2013

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on June 17, 2013, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France.  The shareholders will deliberate on the following agenda:

AGENDA

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2012; reading of the Board of Directors' special reports pursuant to Articles L. 225-129-5 and L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2012; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (US GAAP) for the fiscal year ended December 31, 2012; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31, 2012;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

6.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan.

* * *

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

FIRST RESOLUTION (Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December, 2012; reading of the Board of Directors' special reports pursuant to Articles L. 225-129-5 and L.225-184 paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2012; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (US GAAP) for the fiscal year ended December 31, 2012; granting of a release to the members of the Board of Directors for their management)

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, and after having been read:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2012,
-	the Board of Directors' special report on the use of delegations with respect to share capital increases pursuant to Article L. 225-129-5 of the French Commercial Code,
-	the Board of Directors' special report on stock-options pursuant to Article L. 225-184 paragraph 1 of the French Commercial Code,
-	the Statutory Auditor's general report relating to the annual accounts relating to the fiscal year ended December 31, 2012,
-
the Statutory Auditor's report relating to the consolidated accounts prepared in accordance with U.S. generally accepted accounting principles (US GAAP) applying to companies listed on the Nasdaq market.

Approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2012 as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports;

Approves the consolidated accounts relating to the fiscal year ended December 31, 2012 established in accordance with U.S. GAAP as applied to companies listed on the Nasdaq market, as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports.

The General Meeting therefore grants a release to all members of the Board of Directors for their management during the fiscal year 2012.

SECOND RESOLUTION (Allocation of the loss for the fiscal year ended December 31, 2012)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, acknowledges that the Company has recorded a net loss (not consolidated) of € 7,547,183.57 during fiscal year ended December 31, 2012 taking into account:

▪	a depreciation allowance amounting to €110,003.79,
▪	a provision allowance amounting to €161,968.37.

The General Meeting, after reading the Board of Directors report, decides to clear the loss amounting to € 7,547,183.57 by allocating the entire €7,547,183.57 amount to the cumulated losses account.

Pursuant to Article 243 bis of the French Tax Code, the General Meeting takes note that no dividend has been distributed during the last three fiscal years.

The General Meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, approves the total amount of the expenses and charges concerned by article 39-4 of this Code, amounting to €2,210 as well as the theoretical tax amounting to €706.67.

THIRD RESOLUTION (Reading and approval of the special report of the Statutory Auditor on the agreements referred to in Article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report)

After hearing the Statutory Auditor's special report relating to the agreements referred to in article L.225-38 of the French Commercial Code (related party transactions), the General Meeting approves the continuation of the agreements entered into by the Company and its subsidiaries as mentioned in the said report.

FOURTH RESOLUTION (Determination of attendance fees to be allocated to the Board of Directors)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, sets the maximum aggregate annual attendance fees to be allocated to the Board of Directors: (i) for the fiscal year ended December 31, 2012 at a total amount of €114,000.00, and (ii) a total amount of € 114,000 for the current fiscal year and any forthcoming fiscal year until any new decision from an ordinary assembly meeting of shareholders.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

FIFTH RESOLUTION (Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

-
the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the sixth to tenth resolutions, is set at 1,300,000 euros (one million three hundred thousand euros) ) i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euro each., to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments,  the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

-
the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted in the sixth to tenth resolutions is set at 1,300,000 euros (one million three hundred thousand euros) or the equivalent of this amount in euros on the issuance date, provided that:

-	this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value , and
-
this maximum aggregate nominal amount does not apply to debt securities which issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code.

This delegation replaces as of today, the prior delegation having the same purpose granted to the Board of Directors by the extraordinary general meeting on June 25, 2012, with respect to the unused portion of this delegation.

SIXTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-2, L. 225-134, L. 228-92 and L. 228-93 of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides that the aggregate maximum nominal amount of the capital increases which may be carried out, immediately or in the future, pursuant to this resolution is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,

3.           decides that this amount shall be applied against the aggregate maximum provided for in the fifth resolution above,

4.           decides to set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 1,300,000 euros (or its counter-value in foreign currencies as at the date of  subscription), to be applied against the aggregate maximum provided for in the fifth resolution above,

5.           decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

6.           decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

7.           decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-
limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,

-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

8.           specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.           decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.           acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on June 25, 2012.

13.           decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

SEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136 and L. 228-91 et seq. of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides the issuances which may be carried out pursuant to this delegation may be realized through a public offering, being specified that the Company may proceed by way of the filing of a registration statement with the Securities and Exchange Commission in the United States,

3.           decides that the maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.           decides to set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, which amount shall be applied against the aggregate maximum provided for in the fifth resolution,

5.           decides to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.           decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L. 225-136-1° of French Commercial code).  In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.           acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.           specifies that transactions contemplated in this resolution may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.           decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.           acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on June 25, 2012.

13.           decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

EIGHTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides that the issuance of preferred shares is expressly excluded from this delegation,

3.           decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any  applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,; this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.    decides that the maximum nominal amount of debt securities that could be issued pursuant to the current delegation is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription), this amount shall be applied against the aggregate maximum amount provided for in the fifth resolution above,

5.    decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution to the new or existing investors which meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

A.
(i)
institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and

(ii)	specialized or skilled in the health care or biotechnologies secteurs or specialized in investing in companies with high growth potential; and

(iii)
which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.     any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

6.           specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.           decides that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital) will be set in accordance with usual market practices, by reference to the price offered to investors in the context of said global placement, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

8.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.           decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on June 25, 2012,

10.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

NINTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics (practitioners  who use the Company’s technologies and/or commercial partners of the Company and/or patients who have benefited from treatments using technologies developed by the Company)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides that the issuance of preferred shares is expressly excluded from this delegation,

3.           decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of

Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.    decides that the maximum nominal amount of debt securities that could be issued pursuant to the current delegation is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription), this amount shall be applied against the aggregate maximum amount provided for in the fifth resolution above,

5.           decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

(i)
practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or

(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities; and/or

(iii)	patients who have benefited from treatments using technologies developed by the Company over the last ten years,

6.           specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.           decides that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital), will be set in accordance with usual market practices, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

8.           decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,

-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.           decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose granted to the Board of Directors by the extraordinary general meeting on June 25, 2012,

10.           acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TENTH RESOLUTION (Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-6 of the French Commercial code and articles L. 3332-18 et seq. of the French Labor code,

1.           delegates its authority to the Board of Directors to decide, pursuant to its own deliberations, one or several capital increases by issuance of ordinary shares of the Company, directly or through an employee mutual fund, reserved for participants in the Company’s employee savings plan as permitted under articles L. 3332-1 et seq. of the French Labor code which would be open to the Company’s employees and affiliated entities, as defined by article L. 225-180 of the French Commercial code, and who further meet, as the case may be, the conditions that may be set by the Board of Directors (hereinafter the “Group Employees”)

2.           decides therefore to cancel the shareholders’ preferential subscription rights under article L. 225-132 of the French Commercial code for the ordinary shares which would be issued hereto and to reserve subscription of such ordinary shares to the Group Employees,

3.           decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on June 25, 2012,

4.           decides that the maximum nominal amount of the shares which may be issued pursuant to this resolution is set at 42,549 (forty two thousand five hundred forty nine) euros (or its counter-value in foreign currencies at the date of subscription), provided that these amounts do not take into account the nominal amount of additional shares to be issued, pursuant to applicable laws and regulations, and any contractual provisions providing for other adjustments in order to preserve the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital.

5.           decides that this amount shall be applied against the aggregate maximum of 1,300,000 euros for share capital increase which may be carried out pursuant to the delegations granted to the delegations granted to the Board of Directors, as provided in the fifth resolution above,

6.           decides that the issuance price per share will be set by the Board of Directors in accordance with article L. 3332-20 of the French Labor code.

This document is not an offer to purchase, or a solicitation of an offer to buy shares or any other securities of the Company.
The General Meeting grants all powers to the holder of an original, a copy or an extract of these meeting minutes in order to carry out all required or necessary filing publicity and other formalities.